Exhibit 3.1

Article III, Section 1 of the Bylaws of Computer Sciences Corporation, as amended, effective February 7, 2012

ARTICLE III

DIRECTORS

Section 1. Number of Directors.  The exact number of directors that shall constitute the authorized number of members of the Board shall be eleven (11), all of whom shall be at least 18 years of age.  The authorized number of directors may from time to time be increased to not more than fifteen (15) or decreased to not less than three (3) by resolution of the directors of the Corporation amending this Section of these Bylaws in compliance with Article VIII, Section 2 of these Bylaws.  Except as provided in Section 2 of this Article III, each director elected shall hold office until his or her successor is elected and qualified or until his earlier death, removal or resignation.  Directors need not be stockholders.